EXHIBIT 99.1

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2010

U.S. DOLLARS IN THOUSANDS

INDEX

Page

Report of Independent Registered Public Accounting Firm	F-2

Consolidated Balance Sheets	F-3 - F-4

Consolidated Statements of Operations	F-5

Statements of Changes in Equity (Deficiency)	F-6

Consolidated Statements of Cash Flows	F-7 - F-8

Notes to Consolidated Financial Statements	F-9 - F-48

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

ROSETTA GENOMICS LTD.

We have audited the accompanying consolidated balance sheets of Rosetta Genomics Ltd. ("the Company") and its subsidiaries as of December 31, 2010 and 2009, and the related consolidated statements of operations, changes in equity (deficiency) and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. We were not engaged to perform an audit of the Company's and its subsidiaries internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Company's and its subsidiaries' internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Since the date of completion of our audit of the accompanying financial statements and initial issuance of our report thereon dated March 31, 2011, the Company, as discussed in Note 1f, continues to experience substantial liquidity issues. Note 1f describes management's plans to address these issues.

In our opinion, based on our audits, the consolidated financial statements referred to above, present fairly, in all material respects, the consolidated financial position of the Company and its subsidiaries as of December 31, 2010 and 2009, and the consolidated results of their operations and cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States.

Tel-Aviv, Israel	/s/ KOST FORER GABBAY & KASIERER
March 31, 2011	A Member of Ernst & Young Global
Except for Note 1f and 16c, as to which the date is November 2, 2011

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

		December 31,
	Note	2010	2009

ASSETS

CURRENT ASSETS:
Cash and cash equivalents		$2,727	$3,329
Restricted cash	10a	-	1,076
Short-term bank deposit	4	190	3,143
Marketable securities	5	392	2,756
Trade receivables		21	72
Other accounts receivable and prepaid expenses	6	458	557

Total current assets		3,788	10,933

LONG TERM ASSETS:
Long-term receivables	1g	153	502
Severance pay fund		128	92
Property and equipment, net	7	1,224	1,216

Total long term assets		1,505	1,810

Total assets		$5,293	$12,743

The accompanying notes are an integral part of the consolidated financial statements.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share and per share data)

		December 31,
	Note	2010	2009

LIABILITIES AND EQUITY (DEFICIENCY)

CURRENT LIABILITIES:
Short-term bank loan, current maturities of capital lease and of long-term bank loan	10b	$49	$125
Trade payables		1,152	654
Other accounts payable and accruals	8	2,117	1,526

Total current liabilities		3,318	2,305

LONG-TERM LIABILITIES:
Long-term bank loan and capital lease	10b	1	46
Convertible loan	9	-	1,500
Warrants related to share purchase agreements	11	1,479	-
Deferred revenue		228	1,928
Settlement arrangement	10m	728	-
Accrued severance pay		169	122

Total long-term liabilities		2,605	3,596

COMMITMENTS AND CONTINGENT LIABILITIES	10

1. EQUITY (DEFICIENCY):
Share capital:	11
Ordinary shares of NIS 0.04 par value: 14,394,593 and 6,894,593 shares authorized at December 31, 2010 and 2009, respectively; 4,900,159 and 3,608,785 shares issued at December 31, 2010 and 2009, respectively; 4,851,316 and 3,559,942 shares outstanding at December 31, 2010 and 2009, respectively		46	32
Additional paid-in capital		74,732	68,174
Other comprehensive income		7	96
Accumulated deficit		(76,215)	(61,460)

Total Rosetta Genomics shareholders' equity (deficiency)		(1,430)	6,842

Non-controlling interests		800	-

Total equity (deficiency)		(630)	6,842

Total liabilities and equity (deficiency)		$5,293	$12,743

The accompanying notes are an integral part of the consolidated financial statements.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

U.S. dollars in thousands (except share and per share data)

		Year ended December 31,
	Note	2010	2009	2008

Revenues		$279	$150	$-
Cost of revenues		628	339	-

Gross loss		349	189	-

Operating expenses:

Research and development, net		6,486	6,552	8,705
Marketing and business development		5,402	4,451	2,177
General and administrative		2,866	3,605	3,189
Other expenses related to the settlement arrangement, net	10m	554	-	-

Total operating expenses		15,308	14,608	14,071

Operating loss		15,657	14,797	14,071
Financial income, net	13	(1,054)	(45)	(5,449)

Loss from continuing operations		14,603	14,752	8,622
Net loss from discontinued operations	1g	539	1,753	841

Net loss after discontinued operations		$15,142	$16,505	$9,463
Attributable to non-controlling interests		(387)	-	-

Net loss attributable to Rosetta Genomics		$14,755	$16,505	$9,463

Basic and diluted net loss per Ordinary share from continuing operations attributable to Rosetta Genomics		$3.36	$4.36	$2.88

Basic and diluted net loss per Ordinary share from discontinuing operations attributable to Rosetta Genomics		$0.12	$0.52	$0.28

Basic and diluted net loss per Ordinary share attributable to Rosetta Genomics		$3.48	$4.88	$3.16

Weighted average number of Ordinary shares used to compute basic and diluted net loss per Ordinary share		4,227,022	3,385,831	3,009,574

The accompanying notes are an integral part of the consolidated financial statements.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES

STATEMENTS OF CHANGES IN EQUITY (DEFICIENCY)

U.S. dollars in thousands (except share data)

	Number of Ordinary shares	Share capital	Additional paid-in capital	Accumulated other comprehensive income	Accumulated deficit	Non- controlling interests	Total equity (deficiency)

Balance as of January 1, 2008	2,977,767	$27	$58,984	$86	$(35,492)	$-	$23,605

Exercise of stock options	7,882	*) -	33	-	-	-	33
Issuance of shares in July 2008	57,415	*) -	1,000	-	-	-	1,000
Stock-based compensation to non-employees	-	-	70	-	-	-	70
Stock-based compensation to employees	-	-	938	-	-	-	938
Realized loss from hedging activities	-	-	-	(83)	-	-	(83)
Net loss	-	-	-	-	(9,463)	-	(9,463)

Balance as of December 31, 2008	3,043,064	27	61,025	3	(44,955)	-	16,100

Exercise of stock options	628	*) -	-	-	-	-	*) -
Issuance of shares in April 2009 (a)	500,000	5	5,725	-	-	-	5,730
Stock-based compensation to non-employees	-	-	52	-	-	-	52
Stock-based compensation to employees	16,250	-	1,372	-	-	-	1,372
Unrealized gain from marketable securities	-	-	-	93	-	-	93
Net loss	-	-	-	-	(16,505)	-	(16,505)

Balance as of December 31, 2009	3,559,942	32	68,174	96	(61,460)	-	6,842

Exercise of stock options	31,624	*) -	-	-	-	-	*) -
Issuance of restricted shares	2,250	*) -	-	-	-	-	*) -
Issuance of shares in January 2010, net (b)	632,500	7	3,400	-	-	-	3,407
Issuance of shares in December 2010, net (c)	625,000	7	1,149	-	-	-	1,156
Conversion of convertible note related to Rosetta Green establishment	-	-	1,252	-	-	248	1,500
Stock-based compensation to non-employees	-	-	19	-	-	-	19
Stock-based compensation to employees	-	-	738	-	-	939	1,677
Unrealized loss from marketable securities, net of realized gain	-	-	-	(89)	-	-	(89)
Net loss	-	-	-	-	(14,755)	(387)	(15,142)

Balance as of December 31, 2010	4,851,316	$46	$74,732	$7	$(76,215)	$800	$(630)

Accumulated other comprehensive income
	Year ended December 31,
	2010	2009

Accumulated unrealized gains from available-for-sale marketable securities	$7	$96

*)	Represents an amount lower than $ 1.
(a)	Net of issuance expenses in an amount of $ 570 and deferred revenues in an amount of $ 1,700 (see Note 1h (3)).
(b)	Net of $ 301 issuance cost and warrants liability in the amount of $ 1,352 (see Note 11b (6)).
(c)	Net of $ 145 issuance cost and warrants liability in the amount of $ 1,199 (see Note 11b(7)).

The accompanying notes are an integral part of the consolidated financial statements.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2010	2009	2008
Cash flows from operating activities:

Net loss	$(15,142)	$(16,505)	$(9,463)
Loss from discontinued operations	539	1,753	841

Loss from continuing operations	(14,603)	(14,752)	(8,622)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	428	344	316
Foreign currency adjustments	15	8	(39)
Interest on short-term bank deposit	-	(28)	(5)
Capital loss from sale of property and equipment	3	4	2
Increase (decrease) in accrued severance pay, net	11	(359)	209
Stock-based compensation to employees	1,677	1,372	938
Compensation related to shares and warrants granted to non-employees	19	52	70
Gain from marketable securities	(125)	(31)	(5,676)
Impairment of investments in marketable securities	-	-	631
Decrease (Increase) in trade receivables	51	(72)	~~-~~
Decrease (increase) in other accounts receivable and prepaid expenses	(244)	(769)	7
Increase (decrease) in trade payables	498	(10)	148
Increase (decrease) in other accounts payable and accruals	(472)	312	112
Adjustment for settlement arrangement	94	-	-
Increase (decrease) in deferred revenue	-	1,700	-
Revaluation of warrants related to share purchase agreements	(1,072)	-	-

Net cash used in operating activities from continuing operations	(13,720)	(12,229)	(11,909)
Net cash provided by (used in) operating activities from discontinued operations	-	458	(26)

Net cash used in operating activities	(13,720)	(11,771)	(11,935)

Cash flows from investing activities:

Purchase of property and equipment	(440)	(199)	(431)
Proceeds from sale of property and equipment	7	1	-
Decrease (increase) in bank deposits	2,953	(2,275)	(723)
Purchase of marketable securities	(1,489)	(4,497)	(8,491)
Proceeds from sale of marketable securities	3,889	2,291	23,755
Decrease (Increase) in restricted cash	1,076	(433)	(643)
Proceeds from sale of Parkway	147	(35)	-

Net cash provided by (used in) investing activities from continuing operations	6,143	(5,147)	13,467
Net cash used in investing activities from discontinued operations	-	(12)	(2,115)

Net cash provided by (used in) in investing activities	6,143	(5,159)	11,352

The accompanying notes are an integral part of the consolidated financial statements.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

U.S. dollars in thousands

	Year ended December 31,
	2010	2009	2008
Cash flows from financing activities:

Repayment of capital lease	(143)	(119)		(239)
Receipt of long-term bank loan and capital lease	4	73		249
Repayment of long-term bank loan	-	(10)		(14)
Proceeds from convertible loans	-	750		750
Issuance of shares and warrants, net	7,114	5,730		-
Exercise of warrants and options	-	-		33

Net cash provided by financing activities from continuing operations	6,975	6,424		779
Net cash provided by financing activities from discontinued operations	-	24		25

Net cash provided by financing activities	6,975	6,448		804

Increase (decrease) in cash and cash equivalents	(602)	(10,482)		221
Cash and cash equivalents at beginning of year	3,329	*) 13,811		13,590

Cash and cash equivalents at end of year	$2,727	$3,329	$	*) 13,811

Supplemental disclosure:

Cash paid during the year for:

Interest	$-	$-	$3

Non-cash activities:

Conversion of convertible notes into RG Ordinary shares	$1,500	$-	$-

*)           Includes cash and cash equivalents of discontinued operations of $ 84 at December 31, 2008.

The accompanying notes are an integral part of the consolidated financial statements.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL

a.	Rosetta Genomics Ltd. ("the Company") commenced operations on March 9, 2000.

The Company's integrative research platform combining bioinformatics and state-of-the-art laboratory processes has led to the discovery of hundreds of biologically validated novel human microRNAs. Building on its strong patent position and proprietary platform technologies, Rosetta Genomics is working on the application of these technologies in the development of a full range of microRNA-based diagnostic tools. The Company's microRNA-based tests, miRview™ squamous, miRview™ mets, miRview™ mets2 and miRview™ meso, are commercially available worldwide and all samples are processed in its Philadelphia-based CAP-accredited, CLIA-certified lab.

b.
The Company holds a wholly-owned subsidiary in the U.S., Rosetta Genomics Inc. The principal business activity of the subsidiary is to commercialize the Company's products, perform and develop tests in its CLIA approved laboratory and expand the business development of the Company in the U.S.

c.	On March 2, 2007, the Company consummated an initial public offering ("the IPO") on the NASDAQ Global Market and issued an aggregate of 1,078,125 Ordinary shares for net proceeds of $ 26,000.

d.
On September 24, 2008, the Company signed a convertible note agreement with private investors ("the Purchasers") in an initiative for development of microRNA-based algae feedstocks for biofuels. The convertible note was for the purpose of establishing a separately operated business unit by forming a wholly-owned Israeli subsidiary to be named Rosetta Green Ltd. ("RG"). During 2008 and 2009, the Purchasers purchased convertible notes in a total amount of $ 1,500. The notes were converted into a number of RG Ordinary shares, nominal value NIS 0.01, once RG was established, reflecting a fully-diluted pre-money valuation of RG equal to $ 5,000 (see also Note 9).

On February 4, 2010, the Company established RG, as a controlled subsidiary. The principal business of RG is to leverage capabilities into the areas of cleantech and plant biotech by using the proprietary microRNA technologies to develop plants and algae more suitable for various applications such as improved feedstocks for biofuels and advanced agriculture.

Upon RG establishment, and according to the agreement terms, the convertible notes in the amount of $ 1,500 were converted into RG Ordinary shares.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

e.
The Company is currently moving from the development stage to the operational stage due to commercial sales. The Company incurred an accumulated deficit of approximately $ 76,215 since inception and incurred recurring operating losses and negative cash flows from operating activities. The Company will have to obtain additional capital resources to maintain its commercialization, research and development activities beyond December 31, 2011.

The Company is addressing its liquidity issues by implementing initiatives to allow covering of its anticipated budget deficit for 2011. In the event that the company will not raise sufficient funds to support its current operations in the next few months, the Company intends to take costs reduction measures that may reduce its research and development activities, and potentially manpower, until additional funding will be raised. Such initiatives may also include monetizing part of the Company’s assets, such as the Company's shares in its subsidiary Rosetta Green.

As a result from the above mentioned measures that are under Company's control, the Company will have enough resources to continue as a going concern up to December 31, 2011. There are no assurances, however, that the Company will be successful in obtaining an adequate level of financing needed for the long-term development and commercialization of its products.

Subsequent to the balance sheet date, the Company has obtained additional financing from its investors in the net amount of $5,500, as described in more detail in Note 16.

f.
Since March 31, 2011, which is the date of the financial statements, the Company has taken cost reduction measures that have reduced its research and development, operations activities and manpower in order to support its current operations.

In addition, on October 19, 2011, the Company obtained additional financing from investors in the amount of approximately $1,300 after deducting placement agent fees and other offering expenses payable by Rosetta. In consideration, the Company issued 2,025,001 ordinary shares at a price of $0.75 per share, Series A warrants to purchase up to an aggregate of 2,025,001 ordinary shares at an exercise price of $1.00 per share and Series B warrants to purchase up to an aggregate of 1,012,502 ordinary shares at an exercise price equal to the greater of $0.01 or NIS 0.04 per share. The warrants are subject to certain down round protections in the event of future equity offering in a lowest price.

As a result from the above mentioned measures and the potential monetization of part of the Company’s assets, as discussed in note 1e above, the Company will have enough resources to continue as a going concern until December 31, 2011. However the Company will need to obtain additional liquidity resources in the beginning of 2012 in order to maintain its operations.

There are no assurances, that the Company will be successful in obtaining an adequate level of financing needed for the long-term development and commercialization of its products.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

g.	Parkway Clinical Laboratories, Inc. ("Parkway"):

On July 22, 2008 ("the closing date"), the Company, through its subsidiary Rosetta Genomics Inc., acquired all of the issued and outstanding capital stock of a company in the U.S., Parkway Clinical Laboratories Inc. ("the Parkway transaction").

Parkway is a national, full-service Clinical Laboratories Improvement Amendments ("CLIA") certified clinical laboratory service company, which specializes in oral drug screening in the workplace environment and genetics testing services.

The consideration included (i) $ 1,900 in cash, (ii) issuing 57,415 Ordinary shares of the Company equal in value to $ 1,000, and (iii) issuing expenses of $ 207.

Starting the closing date, Parkway's results of operations have been included in the consolidated financial statements.

This acquisition was accounted for under the purchase method of accounting, in accordance with ASC 805, "Business Combinations" (formerly: Statement of Financial Accounting Standards No. 141, "Business Combinations"), and accordingly, the purchase price was allocated to the assets acquired and liabilities assumed based on their relative fair values as of the acquisition date, as follows:

Working capital	$(71)
Property and equipment, net	86
Intangible assets:
Backlog	193
CLIA certification	144
Goodwill	2,755

Net assets acquired	$3,107

The Company performed an annual assessment of goodwill impairment as of December 31, 2008 for the laboratory services. The Company performed the impairment analysis based on estimated discounted future cash flow. As a result of this analysis, the Company determined that goodwill impairment related to the laboratory services had occurred and recognized a non-cash impairment charge of $ 850 as of December 31, 2008.

Subsequent to obtaining the CLIA certification for the Company's laboratory in Philadelphia, Pennsylvania, on May 18, 2009, the Company sold Parkway, in a management buy-out for up to a maximum amount of $ 2,500, to be paid as a fixed percentage of revenues (15%) over six years and minimum price of $ 750. According to ASC 810, "Consolidation" (formerly: Statement of Financial Accounting Standards No. 160, "Non-controlling Interests in Consolidated Financial Statements"), the Company calculated the fair value of future consideration by using discounted estimate of future cash receipt. As a result of the transaction, the controlling interests in Parkway were

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

transferred to the buyer, as well as all the risks. Accordingly, the Company has no future liabilities or obligation related to Parkway. As of the transaction date, the fair value of the estimated future consideration was $ 759. During the years ended December 31, 2010 and December 31, 2009, the Company received an amount of $ 148 and $ 48, respectively, in respect of this consideration.

As of December 31, 2010 and December 31, 2009, the Company revalued the fair value of the estimated future consideration to $ 171 and $ 773, respectively, out of which $ 30 and $ 292 is recorded as short-term other accounts receivable as of December 31, 2010 and December 31, 2009, respectively, and $ 141 and $ 481 is recorded as long-term other accounts receivable as of December 31, 2010 and December 31, 2009, respectively. As a result of the revaluation, the Company recorded a loss of $ 539, attributed to discontinued operations, and an amount of $ 90 was attributed to financial income in the year ended December 31, 2010.

The loss from discontinued operations of Parkway in the amount of $ 539 for the year ended December 31, 2010 is all attributable to updating the fair value of the estimated future consideration.

According to ASC 360, "Property, Plant, and Equipment" / ASC 205, "Presentation of Financial Statements" (formerly: Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets"), when a component of an entity, as defined in ASC 360, has been disposed of or is classified as held-for-sale, the results of its operations, including the gain or loss on its disposal should be classified as discontinued operations when the operations and cash flows of the component have been eliminated from the Company's consolidated operations and the Company will no longer have any significant continuing involvement in the operations of the component. The business sold by the Company met the criteria for reporting discontinued operations and, therefore, the results of operations of the business and the loss on the sale have been classified as discontinued operations in the statement of operations and prior periods results have been reclassified accordingly. In addition, the comparative data of the assets and liabilities have been reclassified as assets and liabilities attributed to discontinued operations in the balance sheets.

h.	1.
License and collaboration agreement with Prometheus:

On April 10, 2009, the Company entered into a license and collaboration agreement ("the License Agreement") and a laboratory services agreement ("the Services Agreement") with Prometheus Laboratories Inc. ("PL" or "Prometheus") under which the Company agreed to exclusively license and sublicense to PL certain rights related to the Company's microRNA-based cancer diagnostic tests: miRview™ mets, miRview™ squamous and miRview™ meso ("Cancer Diagnostics Products"), including the rights to certain software developed by the Company and related to the miRview ™ mets product. The Company also agreed to collaborate with Prometheus in order to further develop the Cancer Diagnostics Products and to develop two new microRNA-based gastroenterology tests ("GI Products"). Under the License Agreement, PL had the exclusive right to develop and commercialize the Cancer Diagnostics Products and the GI Products in the U.S. The License Agreement also gave PL a right of first negotiation to take a license for certain diagnostic tests or products that are under development by the Company.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

Under the provisions of the License Agreement, PL was to contribute to a development fund that was to be used to further develop the Cancer Diagnostic Products and to develop the GI Products. In addition, PL was to pay the Company additional amounts upon reaching certain publication requirements for the Cancer Diagnostic Products and achieving certain product profiles for the GI Products. The Company was also entitled to receive certain payments upon the achievement of commercial milestones.

The Company was also entitled to royalties according to the License Agreement on the sale of the Cancer Diagnostic Products and the GI Products, subject to reductions in certain instances.

Under the provisions of the Services Agreement, from the fees that the Company received from PL, in consideration for performing the services, the Company deducted the COGS, royalties to third parties, and the remaining amounts were transferred to a separate account ("Development Fund"). The amounts in the Development Fund were then to be used by the Company to develop improvements to the Company's products, according to an agreed upon development plan, with PL. The Company classified these amounts as restricted cash in its balance sheet.

The License Agreement and the Services Agreement were terminated on November 22, 2010 as part of a settlement agreement reached between Prometheus and the Company, see Note 10m.

2.	Prometheus stock purchase agreement:

On April 10, 2009, the Company entered into a stock purchase agreement with PL ("the Purchase Agreement"). Under the Purchase Agreement, on April 27, 2009 ("the closing date"), PL purchased 500,000 Ordinary shares of the Company ("the Shares") at a price of $ 16.00 per share in a private placement transaction. Under the terms of the Purchase Agreement, as long as PL or its affiliates continued to hold at least 50% of these Shares, PL was entitled to information rights, pre-emptive rights and board observer rights. Pursuant to the pre-emptive rights, PL had the right to participate in future offerings of the Company's securities to purchase up to its pro rata share in any such offering on the same terms and conditions as other investors.

Certain provisions of this Purchase Agreement were terminated on November 22, 2010 as part of a settlement agreement reached between Prometheus and the Company, see Note 10m.

3.
As a result of the stock purchase Agreement and the license and collaboration agreement detailed above, the Company received $ 8,000 out of which an amount of $ 5,730 was recorded as shareholders' equity (net of issuance cost of $ 570) and

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:-	GENERAL (Cont.)

$ 1,700 was recorded as deferred revenue. On November 22, 2010, the Company recognized the $ 1,700 deferred revenues in its statements of operations as part of a settlement agreement reached between Prometheus and the Company.

The Services Agreement was terminated on November 22, 2010 as part of a settlement agreement reached between Prometheus and the Company, see Note 10m.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

a.	Use of estimates:

The preparation of financial statements, in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

b.	Financial statements in U.S. dollars:

The Company's financing activities are incurred in U.S. dollars. A portion of the Company's costs is incurred in U.S. dollars. The Company's management believes that the U.S. dollar is the primary currency of the economic environment in which the Company operates. Thus, the functional and reporting currency of the Company is the U.S. dollar.

Accordingly, monetary accounts maintained in currencies other than the dollar are remeasured into U.S. dollars in accordance with ASC 830, "Foreign Currency Matters" (formerly: Statement of Financial Accounting Standards No. 52 of the Financial Accounting Standards Board ("FASB"), "Foreign Currency Translation"). All transaction gains and losses from the remeasurement of monetary balance sheet items are reflected in the statements of operations as financial income or expenses, as appropriate.

c.	Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany transactions and balances have been eliminated upon consolidation.

d.	Cash equivalents:

Cash equivalents include short-term highly liquid investments that are readily convertible to cash with original maturities of three months or less from time of deposit.

e.	Short-term bank deposits:

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Short-term bank deposits are deposits with maturities of more than three months but less than one year. The short-term deposits are presented at their cost.

f.	Marketable securities:

The Company accounts for investments in debt securities and trust fund in accordance with ASC 320, "Investments-Debt and Equity Securities" (formerly: Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" and FASB Staff Position ("FSP") No. 115-2). Management determines the appropriate classification of its investments in debt securities and trust fund at the time of purchase and reevaluates such determination at each balance sheet date.

Investments in marketable securities are accounted for at fair value, based on quoted market prices, and classified as either trading securities or available-for-sale securities. For investments classified as trading securities, unrealized and realized gains and losses related to the investment and are recorded in earnings. For investments classified as available-for-sale securities, unrealized gains and losses are recorded in accumulated other comprehensive income, a separate component of shareholders' equity, realized gains and losses on sales of available-for-sale securities, as determined on a specific identification basis, are included in the consolidated statement of operations.

As of December 31, 2007, the Company had $ 7,400 of principal invested in Auction Rate Securities ("ARS") ranked AAA/Aaa at the time of purchase. All of these securities retained at least AAA or Aaa rating as of December 31, 2007. All securities continue to pay interest in accordance with their stated terms as of December 31, 2007. However, since these ARS have experienced multiple failed auctions due to a lack of liquidity in the market for these securities, the Company has revalued its ARS portfolio. As a result, it has recorded an impairment charge of $ 5,009 in its statement of operations to reflect other than temporary decline in the value of its investment in ARS. During 2008, the Company recorded an additional impairment of $ 631 related to the ARS.

During the fourth quarter of 2008, the Company received $ 7,400 from the repurchase of the ARS following an unexpected offer to settle the ARS and recorded a gain in the amount of $ 5,640 upon receiving the funds.

g.	Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets.

The annual depreciation rates are as follows:

%

Computer equipment	33
Office furniture and laboratory equipment	7 - 15 (mainly 15)
Leasehold improvement	Over the shorter of the lease term or useful economic life

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES (Cont.)

h.	Impairment of long-lived assets:

The long-lived assets of the Company and its subsidiaries and all identifiable intangible assets that are subject to amortization are reviewed for impairment in accordance with ASC 360-10-35, "Property, Plant and Equipment - Subsequent Measurement"/ ASC 250, "Presentation of Financial Statements" (formerly: Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets"), whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. As of December 31, 2010 and 2009, no impairment losses have been identified.

i.	Convertible notes:

Convertible notes are accounted for in accordance with the provisions of ASC 815, "Derivatives and Hedging" and ASC 470-20, "Debt with Conversion and Other Options". The Company, where applicable, recorded an embedded derivative instrument classified as a liability. As of December 31, 2010, the Company did not hold any convertible notes.

j.	Revenue recognition:

Revenues from sales of the Company's products are recognized in accordance with Staff Accounting Bulletin No. 104, "Revenue Recognition in Financial Statements" ("SAB No. 104"), when delivery has occurred, persuasive evidence of an agreement exists, the vendor's fee is fixed or determinable, no further obligation exists and collectability is probable.

Revenues from collaborative agreements consist primarily of royalty payments, payments for research and developmental services, up-front fees and milestone payments.  If an arrangement requires the delivery or performance of multiple deliverables or service elements, the Company determines whether the individual elements represent "separate units of accounting" under the requirements of ASC 605-25 "Multiple-Element Arrangements".

If the separate elements meet the requirements of ASC 605-25, the Company recognizes the revenue associated with each element separately and revenue is allocated among elements based on relative fair value.  If the elements within a multiple deliverable arrangement are not considered separate units of accounting, the delivery of an individual element is considered not to have occurred if there are undelivered elements that are considered essential to the arrangement. Revenue resulting from the achievement of contingent milestone events stipulated in the agreements is recognized when the milestone is achieved. Milestones are based upon the occurrence of a substantive element specified in the contract.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-                 SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Royalties from licensing the right to use the Company's products are recognized when earned and when written sales confirmation from the licensee is received and no future obligation exists. Non-refundable, up front advancements of royalties from licensing the right to use the Company's products which are fully chargeable against royalties, are recorded as deferred revenue until the above mentioned criteria for recognizing revenue are met.

Deferred revenues represent payments received in advance, where revenue recognition criteria were not met. As of December 31, 2010, the Company has deferred revenue in an amount of $ 228.

k.	Research and development expenses, net:

Research and development expenses include costs of salaries and related expenses, activities related to intellectual property, research materials and supplies and equipment depreciation. All research and development costs are expensed as incurred. The Company has entered into several license agreements for rights to utilize certain technologies. The terms of the licenses may provide for upfront payments, annual maintenance payments and royalties on product sales. Costs to acquire and maintain licensed technology are charged to research and development expense as incurred. During the years ended December 31, 2010, 2009 and 2008, the Company charged to research and development expense $ 123, $ 135 and $ 162 of costs associated with license fees, respectively. (See also Note 10f-10k).

Royalty bearing grants from the Bi-national Industrial Research and Development Foundation ("BIRD") and from the Chief Scientist of Israel's Ministry of Industry, Trade and Labor ("the OCS") for funding approved research and development projects, are presented as a reduction from the research and development expenses (see also Note 10.l). The Company and its subsidiaries received grants in an amount of $ 147, $ 297 and $ 143, in the years 2010, 2009 and 2008, respectively.

l.	Accounting for stock-based compensation:

The Company accounts for stock-based compensation in accordance with ASC 718, "Compensation-Stock Compensation" (formerly: Statement of Financial Accounting Standards No. 123 (revised 2004), "Share-Based Payment" ("SFAS No. 123(R)")). ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as an expense over the requisite service periods in the Company's consolidated income statements.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-                 SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company recognizes compensation expenses for the value of its awards granted based on the straight line method over the requisite service period of each of the awards, net of estimated forfeitures. ASC 718 requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Estimated forfeitures are based on actual historical pre-vesting forfeitures.

The Company selected the Black-Scholes option pricing model as the most appropriate fair value method for its stock-options awards and values restricted stock based on the market value of the underlying shares at the date of grant. The option-pricing model requires a number of assumptions, of which the most significant are the expected stock price volatility and the expected option term.

The weighted-average estimated fair value of employee stock options granted during the 12 months ended December 31, 2010, 2009 and 2008 was $ 3.76, $ 4.96 and $ 12.56, respectively per share using the Black-Scholes option pricing model with the following weighted-average assumptions (annualized percentages):

	Year ended December 31,
	2010	2009	2008

Dividend yield	0%	0%	0%
Expected volatility	61%-67%	61%-75%	75%-85%
Risk-free interest	1.8%	2.35%	3.53%
Expected life	5.5-6.25 years	5-6.25 years	6.25 years

The weighted-average estimated fair value of employee stock options granted during the 12 months ended December 31, 2010 for RG's shares was $ 2.58 per share using the Black-Scholes option pricing model with the following weighted-average assumptions (annualized percentages):

Year ended December 31,
2010

Dividend yield	0%
Expected volatility	62%-76%
Risk-free interest	2.18%-3.95%
Expected life	4.75-6 years

The Company is required to assume a dividend yield as an input in the Black-Scholes model. The dividend yield assumption is based on the Company's historical experience and expectation of future dividend payouts. The Company has historically not paid dividends and has no foreseeable plans to pay dividends. The dividend yield used for the twelve months ended December 31, 2010 and 2009 was 0%.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-                 SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The computation of expected volatility is based on realized historical stock price volatility of peer data as well as historical volatility of the Company's stock starting from the IPO date.

The risk-free interest rate assumption is the implied yield currently available on United States treasury zero-coupon issues with a remaining term equal to the expected life term of the Company's options.

The Company determined the expected life of the options according to the simplified method, average of vesting and the contractual term of the Company's stock options.

The Company applies ASC 718 and ASC 505-50, "Equity-Based Payments to Non-Employees" (formerly: EITF No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring or in Conjunction with Selling, Goods or Services"), with respect to options and warrants issued to non-employees. ASC 718 requires the use of option valuation models to measure the fair value of the options and warrants at the measurement date.

m.	Net loss per share:

Basic earnings per share are computed based on the weighted average number of Ordinary shares outstanding during each year. Diluted earnings per share are computed based on the weighted average number of Ordinary shares outstanding during each year, plus dilutive potential Ordinary shares considered outstanding during the year, in accordance with ASC 260, "Earnings per Share" (formerly: Statement of Financial Accounting Standards No. 128, "Earnings per Share").

Basic and diluted net loss per share is computed using the weighted average number of Ordinary shares outstanding during the period.

For the years ended December 31, 2010, 2009 and 2008, all outstanding options, warrants and Preferred shares, if any, have been excluded from the calculation of the diluted net loss per share since their effect was anti-dilutive.

n.	Income taxes:

The Company and its subsidiaries account for income taxes and uncertain tax positions in accordance with ASC 740, "Income Taxes" (formerly: Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". ASC 740 prescribes the use of the liability method whereby deferred tax assets and liability account balances are determined based on the differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-                 SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The Company and its subsidiaries provide a valuation allowance, if necessary, to reduce deferred tax assets to the amounts that are more likely-than-not to be realized.

The Company adopted ASC 740-10 (formerly: Statement of Financial Accounting Standards Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109") ASC 740-10 contains a two-step approach to recognizing and measuring uncertain tax positions accounted for in accordance with ASC 740. The first step is to evaluate the tax position taken or expected to be taken in a tax return by determining if the weight of available evidence indicates that it is more likely than not that, on an evaluation of the technical merits, the tax position will be sustained on audit, including resolution of any related appeals or litigation processes. The second step is to measure the tax benefit as the largest amount that is more than 50% likely to be realized upon ultimate settlement.

o.	Severance pay:

A majority of the employees are included under section 14 of the Israeli Severance Compensation Law ("Section 14"). Under Section 14, to the company’s monthly deposits, at a rate of 8.33% of such employees’ monthly salary, are made on their behalf with insurance companies on account of severance pay. Payments in accordance with Section 14 release the Israeli companies from any future severance payments in respect of those employees. Deposits under Section 14 are not recorded as an asset in the Company's balance sheet.

For those Israeli employees who are not included under Section 14, the liability for severance pay is calculated pursuant to Israel's Severance Pay Law based on the most recent salary of the employees multiplied by the number of years of employment, as of the balance sheet date. Employees are entitled to one month's salary for each year of employment or a portion thereof. The Israeli subsidiary's liability for all of its employees is fully provided by monthly deposits with insurance policies and by an accrual. The value of these policies is recorded as an asset in the Company's balance sheet.

The deposited funds may be withdrawn only upon the fulfillment of the obligation pursuant to Israel's Severance Pay Law or labor agreements. The value of the deposited funds is based on the cash surrendered value of these policies, and includes immaterial profits.

Severance expenses for the years ended December 31, 2010, 2009 and 2008 were $ 261, $ 138 and $ 478, respectively.

The U.S. subsidiary has a 401(K) defined contribution plan covering certain employees in the U.S. All eligible employees may elect to contribute to the plan. The subsidiary matches the employee contributions to the plan up to a limit of 3% of their eligible compensation. In the years 2010, 2009, and 2008, the subsidiary recorded an expense for matching contributions in the amount of $ 48, $ 22 and $ 24, respectively.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-                 SIGNIFICANT ACCOUNTING POLICIES (Cont.)

p.	Concentrations of credit risk:

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, short-term bank deposits, marketable securities, trade receivables and other account receivables.

Cash and cash equivalents are deposited with major banks in Israel and major banks in the United States. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company's investments are institutions with high credit standing, and accordingly, minimal credit risk exists with respect to these investments.

The Company's marketable securities include investments in Israeli Government securities. Management believes that the portfolio is well diversified, and accordingly, minimal credit risk exists with respect to these marketable securities.

As of December 31, 2010, the Company's marketable securities include investments in Israeli Government bonds and a trust fund. Management believes that minimal credit risk exists with respect to these marketable securities.

q.	Fair value of financial instruments:

The carrying amounts of the Company's financial instruments, including cash and cash equivalents, short-term bank deposits, marketable securities, accounts receivable, accounts payable and accrued liabilities, approximate fair value because of their generally short-term maturities.

The Company adopted ASC 820, "Fair Value Measurements and Disclosures". ASC 820 clarifies that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants.

As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, ASC 820 establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 -	Observable input that reflects quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 -	Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 -	Unobservable inputs which are supported by little or no market activity.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:-                 SIGNIFICANT ACCOUNTING POLICIES (Cont.)

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

r.	Impact of recently issued Accounting Standards:

In September 2009, the FASB amended the ASC as summarized in Accounting Standard Update ("ASU") 2009-14, Software (Topic 985): Certain Revenue Arrangements That Include Software Elements, and ASU 2009-13, Revenue Recognition (Topic 605): Multiple-Deliverable Revenue Arrangements. As summarized in ASU 2009-14, ASC Topic 985 has been amended to remove from the scope of industry specific revenue accounting guidance for software and software related transactions, tangible products containing software components and non-software components that function together to deliver the product’s essential functionality. As summarized in ASU 2009-13, ASC Topic 605 has been amended (1) to provide updated guidance on whether multiple deliverables exist, how the deliverables in an arrangement should be separated, and the consideration allocated; (2) to require an entity to allocate revenue in an arrangement using estimated selling prices of deliverables if a vendor does not have vendor-specific objective evidence ("VSOE") or third-party evidence of selling price; and (3) to eliminate the use of the residual method and require an entity to allocate revenue using the relative selling price method. The accounting changes summarized in ASU 2009-14 and ASU 2009-13 are both effective for fiscal years beginning on or after June 15, 2010, with early adoption permitted. Adoption may either be on a prospective basis or by retrospective application. The Company believes the adoption of this guidance will not have a material impact on its financial condition, results of operations or cash flows.

In April 2010, the FASB issued guidance ASC Topic 605 to amend the accounting and disclosure for revenue recognition - milestone method. This amendment, effective for fiscal years beginning on or after June 15, 2010 (early adoption is permitted), provides guidance on defining a milestone and determining when it may be appropriate to apply the milestone method of revenue recognition for research and development transactions. The Company believes that the adoption of the amendment will not have a material impact on its consolidated financial statements.

In January 2010, the FASB updated the guidance ASC Topic 820 related to "Fair Value Measurements Disclosures". More specifically, this update requires (a) an entity to disclose separately the amounts of significant transfers in and out of Levels 1 and 2 fair value measurements and to describe the reasons for the transfers; and (b) information about purchases, sales, issuances and settlements to be presented separately (i.e. present the activity on a gross basis rather than net) in the reconciliation for fair value measurements using significant unobservable inputs (Level 3 inputs). This update clarifies existing disclosure requirements for the level of disaggregation used for classes of assets and liabilities measured at fair value, and requires disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements using Level 2 and Level 3 inputs. The adoption of this new guidance did not have a material impact on the Company's financial statements.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3: -	FAIR VALUE MEASUREMENTS

In accordance with ASC 820, "Fair Value Measurements and Disclosures" (originally issued as SFAS 157), the Company measures its marketable securities at fair value based on quoted market price. Marketable securities are classified within level 1. The Company valued the level 3 other accounts receivable, which resulted from the fair value of Parkway's estimated future consideration based on a valuation using the discounted cash flow model. Unobservable inputs used in this model are significant to the fair value of the asset. The fair value of the liability for warrants related to share purchase agreement was calculated using the Black & Scholes Model and Monte Carlo Simulation and the Company classified this liability within Level 3.  The Company valued the level 3 accrued expenses, which resulted from the fair value of future payments due for Prometheus settlement, based on a valuation using the discounted cash flow model. Unobservable inputs used in this model are significant to the fair value of the liability. See also Note 11.

The Company's financial assets (liabilities) measured at fair value on a recurring basis, excluding accrued interest components, consisted of the following types of instruments as of December 31, 2010:

	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Assets:
Marketable securities	$392	$-	$-	$392

Other accounts receivable resulting from fair value of Parkway's estimated future consideration	171	-	-	171

Total assets	$563	$-	$-	$563

	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Liabilities:
Warrants related to share purchase agreement	$-	$-	$1,479	$1,479

Total liabilities	$-	$-	$1,479	$1,479

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 4:-	SHORT-TERM BANK DEPOSIT

As of December 31, 2010, the Company holds deposits as follows:

	Amount	Maturity date	Annual interest

	$78	January 11, 2011	1.82%
	112	December 5, 2011	0.6%

Total	$190

NOTE 5:-	MARKETABLE SECURITIES

As of December 31, 2010 and 2009, the Company holds $ 149 and $ 2,756 in marketable securities, respectively, designated as available-for-sale and $ 243 and $ 0 in marketable securities, respectively, designated as held for trading.

The balance of these securities as of December 31, 2010 and 2009 is stated at fair value.

	Amortized cost	Accrued interest	Unrealized gains	Market value
December 31, 2010:

Held for trading:
Israeli mutual fund	$243	$-	$-	$243

Available-for-sale:
Israeli Government bonds	141	1	7	149

Total securities at December 31, 2010	$384	$1	$7	$392

December 31, 2009:

Israeli Government bonds	$2,629	$31	$96	$2,756

The Israeli government bonds as of December 31, 2010 mature in August, 2017.

Proceeds from maturity and sales of available-for-sale securities during 2010, 2009 and 2008 were $ 3,398, $ 2,291 and $ 23,755, respectively. Net realized gains from the sales of available-for-sale securities in the years 2010, 2009 and 2008 are $ 123, $ 16 and $ 62, respectively.
Proceeds from maturity and sales of securities held for trading during 2010, 2009 and 2008 were $ 491, $ 0 and $ 0, respectively. Net realized gains from the sales of trading securities in the years 2010, 2009 and 2008 are $ 20, $ 0 and $ 0, respectively. Realized gains are determined based on the specific identification method and are reported to the statement of operations.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6:-	OTHER ACCOUNTS RECEIVABLES AND PREPAID EXPENSES

	December 31,
	2010	2009

Prepaid expenses	$428	$265
Other accounts receivable (*)	30	292

	$458	$557

(*)	Other accounts receivable result from the fair value of Parkway's estimated future consideration (see Note 1g).

NOTE 7:-	PROPERTY AND EQUIPMENT

	December 31,
	2010	2009
Cost:
Computer equipment	$584	$534
Office furniture and laboratory equipment	1,816	1,577
Leasehold improvements	384	257

	2,784	2,368
Accumulated depreciation:
Computer equipment	471	408
Office furniture and laboratory equipment	942	658
Leasehold improvements	147	86

	1,560	1,152

Depreciated cost	$1,224	$1,216

Depreciation expenses for the years ended December 31, 2010, 2009 and 2008 were $ 428, $ 344, and $ 316, respectively. Those expenses include depreciation expenses of capital lease equipment for the years ended December 31, 2010, 2009 and 2008 of $ 88, $ 88 and $ 51, respectively.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 8:-	OTHER ACCOUNTS PAYABLE AND ACCRUALS

	December 31,
	2010	2009

Employees salaries and payroll accruals	$843	$932
Accrued expenses and other	139	527
Settlement arrangement - see Note 10m	1,135	-
Joint development fund	-	67

	$2,117	$1,526

NOTE 9:-	CONVERTIBLE LOAN

On September 24, 2008, the Company signed a convertible note agreement with private investors ("the Purchasers") in an initiative for development of microRNA-based algae feedstocks for biofeuls. Under the agreement, the Purchasers had the right to purchase convertible notes in an amount up to $ 2,500. The notes were converted to Rosetta Green Ltd. ("RG") Ordinary shares, nominal value NIS 0.01, once RG was established as is obtained by dividing the principal amount of the note by a price per RG share reflecting a fully-diluted pre-money valuation of RG equal to $ 5,000. If RG was not to be established, the notes were then to be converted into Ordinary shares of the Company at a price per share reflecting the average of the closing prices over the five consecutive trading days ending on the last trading day prior to the date of conversion. Such purchase price was not be lower than $ 8.00 per share. Up to $ 1,250 was to be paid at the closing and up to $ 1,250 was to be paid upon satisfaction of the first of two milestones.

Under this agreement, in September 2008, the Company issued a convertible loan in a principal amount of $ 750 and on March 11, 2009, the Company issued the second tranche for the convertible note of an additional $ 750.

In January 2010, the Company's board of directors approved the establishment of Rosetta Green.

The convertible loan was a hybrid instrument that contains an embedded conversion option to the Company's Ordinary shares or RG's Common shares, until the formation of RG, as detailed above. The embedded conversion option was separated from the host contract and accounted for a derivative under ASC 815 (originally issued as SFAS No. 133). According to EITF 00-19, the derivative was classified as a liability and was measured at fair value.

On February 4, 2010, the Company established Rosetta Green Ltd., an Israeli Company, which is a controlled subsidiary. At that time, the convertible loan was converted to RG shares. As a result of the conversion, the Company's holdings in RG decreased to 76%. The Company recorded $ 1,252 as additional paid-in capital as a result of the conversion of the notes. See also Note 1d and Note 16.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10: -	COMMITMENTS AND CONTINGENT LIABILITIES

a.	Restricted cash:

As of December 31, 2009, restricted cash included the following:

1.	Accumulated cash balance in an amount of $ 1,064, which was dedicated to future use of RG activity.

2.	Cash that the Company received from Prometheus and has dedicated to a Mutual Development Fund according to the agreements signed between the parties in the amount of $ 12.

As of December 31, 2010, the Company does not have any restricted cash.

b.	Capital lease and operating lease:

During 2010 and 2009, the Company leased laboratory equipment and computer equipment under several capital and operating lease agreements in a total amount of $ 29 and $ 87, respectively, to be paid in 18 to 36 monthly payments.

The commitments under the lease and loan agreements are $ 62 due until December 31, 2011.

c.	The facilities of the Company are rented under operating leases. Aggregate minimum rental commitments under the non-cancelable rent agreements as of December 31, 2010, are as follows:

2011	$552
2012	557
2013	536

Total	$1,645

Total rent expenses for the years ended December 31, 2010, 2009 and 2008, were $ 565, $ 566 and $ 431, respectively.

d.
The Company leases its motor vehicles under cancelable operating lease agreements. The minimum payment under these operating leases, upon cancellation of these lease agreements was $ 18 as of December 31, 2010.

Lease expenses for motor vehicles for the years ended December 31, 2010, 2009 and 2008, were $ 139, $ 140 and $ 152, respectively

e.	As of December 31, 2010 and 2009, the Company provided a bank guarantee for the fulfillment of its lease commitments in the amount of approximately $ 139 and $ 138, respectively.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

f.
In May 2006, the Company signed a royalty-bearing, co-exclusive, worldwide license agreement with a third party. Under this agreement, the Company was granted the right to make, use and sell the third party's proprietary microRNAs for diagnostic purposes including a limited right to sublicense. In consideration for this license the Company paid an initiation fee and will pay a fixed annual license maintenance fee, royalties based on net sales and a percentage of the Company's revenues from any sublicense. The Company estimates that until 2029 the minimum aggregate license maintenance fees over the term of this agreement should be approximately $ 960, of which $ 760 will be paid after December 31, 2010. During the years ended December, 31, 2010, 2009 and 2008, the Company paid fees in the amount of $ 47, $ 47 and $ 40, respectively, to the third party. The Company recorded the payments as research and development expenses.

g.
In June 2006, the Company signed a royalty-bearing, co-exclusive, worldwide license agreement with a third party. Under this agreement, the Company licensed from this third party the rights to its proprietary microRNAs for diagnostic purposes. In consideration for this license the Company paid an initiation fee and will pay a fixed annual license maintenance fee, royalties based on net sales and a percentage of the Company's revenue from any sublicense. The Company estimates that until 2022 the minimum aggregate license maintenance fees over the term of this agreement should be approximately $ 520, of which $ 480 will be paid after December 31, 2010. During the years ended December 31, 2010, 2009 and 2008, the Company paid fees in the amount of $ 27, $ 13 and $ 0, respectively, to the third party. The Company recorded the payments as research and development expenses.

h.
In August 2006, the Company signed a royalty-bearing, exclusive, worldwide license agreement with a third party. Under this agreement, the Company has exclusively licensed from this third party the rights to its proprietary microRNAs for all fields and applications including a limited right to sublicense. In consideration for this license the Company paid an initiation fee and will pay minimum annual royalties, royalties based on net sales and a percentage of the Company's revenues from any sublicense. The Company estimates that until 2032 the aggregate minimum royalties over the term of this agreement should be approximately $ 2,275, of which $ 2,175 will be paid after December 31, 2010. During the years ended December 31, 2010, 2009 and 2008, the Company paid fees in the amount of $ 59, $ 25 and $ 15, respectively to the third party. The Company recorded the payments as research and development expenses.

i.
In December 2006, the Company signed a royalty-bearing, non-exclusive, worldwide license agreement with a third party. Under this agreement the Company licensed from the third party its proprietary microRNAs for research purposes. In consideration for this license the Company will pay an initiation fee and will be required to pay a fixed annual license maintenance fee, royalties based on net sales and a percentage of the Company's revenues from any sublicenses. The Company estimates that until 2022 the minimum aggregate license maintenance fees over the term of this agreement should be approximately $ 320, of which $ 240 will be paid after December 31, 2010. During the years ended December 31, 2010, 2009 and 2008, the Company paid fees in the amount of $ 22, $ 19 and $ 22, respectively under this agreement. The Company recorded the payments as research and development expenses.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

j.
In May 2007, the Company signed a royalty-bearing, co-exclusive, worldwide license agreement with a third party. Under this agreement, the Company has licensed from this third party the rights to its proprietary microRNAs for therapeutic purposes including a limited right to sublicense. In consideration for this license the Company paid an initiation fee and will pay a fixed annual license maintenance fee, payments based on milestones and royalties based on net sales and a percentage of the Company's revenues from any sublicense. The Company estimates that until 2029 the minimum aggregate maintenance fees over the term of this agreement should be approximately $ 690, of which $ 570 will be paid after December 31, 2010. During the years ended December 31, 2010 and 2009, the Company paid fees in the amount of $ 35 and $ 35, respectively, to the third party. The Company recorded the payments as research and development expenses.

k.
In January 2008, the Company signed a royalty-bearing, co-exclusive, worldwide license agreement with a third party. Under this agreement, the Company was granted the right to make, use and sell the third party's proprietary microRNAs for research purposes including a limited right to sublicense. In consideration for this license the Company paid an initiation fee and will pay a fixed annual license maintenance fee, royalties based on net sales and a percentage of the Company's revenues from any sublicense. The Company estimates that until 2029 the minimum aggregate license maintenance fees over the term of this agreement should be approximately $ 440, of which $ 380 will be paid after December 31, 2010. During the years ended December, 31, 2010 and 2009, the Company paid fees in the amount of $ 24 and $ 24, respectively, to the third party. During the year ended December, 31, 2008, the Company paid initiation fees in the amount of $ 40, to the third party. The Company recorded the payments as research and development expenses.

l.
Under the BIRD royalty-bearing program, the Company is not obligated to repay any amounts received from BIRD if the development work being carried out by the Company does not continue beyond the investigational new drug ("IND") stage. If the development work which is being carried out by the Company continues beyond the IND stage, the Company is required to repay BIRD 100% of the grant that the Company received provided that the repayment to BIRD is made within the first year following project completion. For every year that the Company does not make these repayments, the amount to be repaid incrementally increases up to 150% in the fifth year following project completion. All amounts to be repaid to BIRD are linked to the U.S. Consumer Price Index.

As of December 31, 2010, the Company had received $ 484 from BIRD, which was offset against research and development expenses. As of December 31, 2010, no liability was recorded since the Company did not reach technological feasibility for this project.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

The Company participated in programs sponsored by the Israeli Government for the support of research and development activities. In 2010, these programs, including all rights and obligations, were transferred to the Company's subsidiary, RG. As of December 31, 2010, RG had obtained a grant from the Office of the Chief Scientist of Israel's Ministry of Industry, Trade and Labor ("the OCS") aggregating to $ 318 for certain of RG's research and development projects. RG is obligated to pay royalties to the OCS, amounting to 3% - 5% of the sales of the products and other related revenues generated from such projects, up to 100% of the grants received, linked to the U.S. dollar and bearing interest at the rate of LIBOR.

As of December 31, 2010, RG's aggregate contingent obligations for payments to OCS, based on royalty-bearing participation received, totaled approximately $ 318.

m.	Settlement Agreement with Prometheus

1.
On May 10, 2010, Prometheus Laboratories Inc. ("Prometheus") initiated arbitration proceedings under the License Agreement, dated April 10, 2009, by and between the Company and Prometheus ("the License Agreement") in the International Court of Arbitration to resolve a dispute relating to the scope and funding of the development plan for the development program set forth in the License Agreement ("the Arbitration Proceeding").  On May 12, 2010, the Company delivered a notice of material breach of the License Agreement to Prometheus, alleging that Prometheus failed to comply with its obligations under the License Agreement (i) to fund and implement the development program; and (ii) to use commercially reasonable efforts to commercialize the three diagnostic tests licensed to Prometheus pursuant to the License Agreement.

2.
In response, on May 12, 2010, Prometheus issued a notice to the Company alleging that the Company had made material misrepresentations in connection with the Stock Purchase Agreement, dated April 10, 2009, between the Company and Prometheus and demanding rescission of the securities purchased by Prometheus under the Stock Purchase Agreement ("the Rescission Demand").

3.
On June 28, 2010, the Company responded to Prometheus' arbitration demand and filed its counterclaims in the Arbitration Proceeding, alleging the same material breaches set forth in its May 12, 2010 notice of material breach.  In its counterclaim, the Company requested that the arbitral tribunal declare the License Agreement to be terminated or rescinded on the grounds of Prometheus' material breaches, and further requested that the tribunal award money damages to the Company, in an amount to be determined in the Arbitration Proceeding.  That same day, the Company also sent a termination notice to Prometheus, confirming that if Prometheus failed to cure its material breaches, the Company would deem the License Agreement as terminated on and as of July 12, 2010.  On July 1, 2010, the Company and Prometheus entered into a standstill agreement, deferring the effectiveness of the Company's termination of the License Agreement.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

On November 22, 2010, the Company and Prometheus entered into a Settlement Agreement and mutual release ("the Settlement Agreement") to resolve these disputes, including all claims relating to the Arbitration Proceeding.

Under the Settlement Agreement, the License Agreement and the Services Agreement have been terminated and the Purchase Agreement has been amended such that, among other things, Prometheus' information rights, pre-emptive rights and board observer rights have been terminated.

In consideration of the termination of the licenses and the return of the commercialization rights under the License Agreement, the Company has agreed to pay Prometheus $ 3.1 million as follows:  (a) $ 1.2 million is to be paid on December 2, 2010, (b) $ 500 is to be paid on or before February 28, 2011, (c) $ 650 is to be paid on or before November 22, 2011, and (d) $ 750 is to be paid on or before May 22, 2012.  The Company has granted Prometheus a non-interest bearing note with respect to the $ 500 payment due on or before February 28, 2011 and a note bearing interest at 12% per year with respect to the $ 650 payment due on or before November, 22, 2011 and the $ 750 payment due on or before May 22, 2012.

The Company and Prometheus have agreed to mutually release and discharge all claims which were made or could have been made in the arbitration, under the License Agreement, the Services Agreement and the Purchase Agreement, up to the date of the Settlement Agreement, and have agreed to dismiss the arbitration with prejudice within two business days of the date the initial $ 1.2 million payment is received by Prometheus. The Company paid the initial $ 1.2 million payment in December 2010 and therefore, as of December 31, 2010, all claims have been released.

As a result of the Settlement Agreement, the Company reversed the $ 1,700 which had been classified in previous periods as deferred revenues, due to Prometheus' past payments to the Company and has released the restricted cash recorded for the Development Fund which amounted to $ 729 and recognized the accrued expenses recorded for this Development Fund in its statements of operations (see Note 1h). In addition, the Company has recorded a liability for settlement arrangement for its future payment obligations to Prometheus according to their fair values. As of December 31, 2010, the accrued expenses for these future payments amounted to a total of $ 1,862, of which an amount of $ 727 was classified to long-term accrued expenses and $ 1,135 was classified to short-term accrued expenses. The fair value of the payments due to Prometheus as of November 22, 2010, net of the $ 1,700 deferred revenues and the Development Fund recognized, amounted to $ 554 and was recorded as other operating expenses. In 2010, the Company recorded an amount of $ 79 as financial expenses relating to the settlement agreement.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10:-	COMMITMENTS AND CONTINGENT LIABILITIES (Cont.)

The following table provides the breakdown of the other operating expenses related to the settlement arrangement in the net total amount of $ 554:

Payments obligations to Prometheus as of arrangement date	$2,983
Reversal of deferred revenue	(1,700)
Release of Development Fund	(729)

Total other expenses, net related to settlement agreement	$554

n.	Consortium funded by the European Union

On December 14, 2010 the Company entered into a consortium funded by the European Union which is part of the Seventh Framework Programme (“FP7”) with 11 other participants in relation to the funding of a project done by RG. The expected funding under this program will be €499 ($141) thousands and the Company must contribute up to €150 ($42) thousand for the project. On November 8, 2010, RG signed a letter pursuant to which it undertook to provide the Company with:
1.	A royalty free license to use any and all intellectual property rights owned or licensed by RG required in order to perform the FP7 program activities.
2.	Any and all resources (such as employees, cash amounts, materials and equipment) required in order to perform the FP7 activities.
In addition, RG agreed to indemnify the Company for any losses and expenses incurred or imposed by the Company in connection with the performance of the FP7 activities.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	SHARE CAPITAL

a.	Ordinary shares:

Ordinary shares confer upon the holders the right to receive notice to participate and vote in the general meetings of the Company, the right to receive dividends, if declared.

b.	Investment agreements:

1.
In July 2008, as a part of the consideration of Parkway's acquisition (see also Note 1g), the Company issued to Parkway's former sole owner 57,415 Ordinary shares which are equal in value to $ 1,000 based on the weighted-average closing price of the Company's Ordinary shares during the 10 trading days immediately preceding the date of issuance.

2.
On April 10, 2009, the Company entered into a stock purchase agreement with Prometheus Laboratories ("the Purchase Agreement" and "PL" or "Prometheus", respectively). Under the Purchase Agreement, on April 27, 2009 ("the closing date"), PL purchased 500,000 Ordinary shares of the Company at a price of $ 16.00 per share in a private placement transaction for gross consideration amount of $ 8,000 (see also Note 1h2)).

3.	In November 2009, the board of directors of the Company approved the grant of 16,250 Ordinary shares to one of the Company's executive officers.

4.
In December 2009, the board of directors and the shareholders of the Company approved an increase of 2,500,000 Ordinary shares to the authorized share capital. The authorized share capital of the Company after this increase was 6,894,593 Ordinary shares.

5.
In October 2010, the board of directors and the shareholders of the Company approved an increase of 7,500,000 Ordinary shares to the authorized share capital. The authorized share capital of the Company after this increase was 14,394,593 Ordinary shares.

6.
In January 2010, the Company completed a registered direct offering with several institutional investors. The Company received proceeds of approximately $ 4,650 net of placement agent fees and other offering expenses. Under the terms of the financing, the Company sold 2,530,000 units, consisting of an aggregate of 632,500 Ordinary shares and warrants to purchase 316,257 additional Ordinary shares. Each unit  was sold for a purchase price of $ 2.00. In addition, the Company granted additional warrants as finders' fee to purchase up to 23,719 Ordinary shares.

The exercise price of the warrants is $ 10 per Ordinary share. The warrants are exercisable for a period of five years.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	SHARE CAPITAL (Cont.)

The Company accounted for these warrants according to the provisions of ASC 815, "Derivatives and Hedging - Contracts in Entity's Own Equity" and based on certain terms of the warrants classified them as liabilities, measured at fair value each reporting period until they will be exercised or expired, with changes in the fair values being recognized in the Company's statement of operations as financial income or expense.

The fair value was measured using the Black & Scholes model. In estimating the warrants' fair value, the Company used the following assumptions:

	Issuance date	December 31, 2010

Risk-free interest rate (1)	2.48%	1.46%
Expected volatility (2)	64%	67%
Expected life (in years) (3)	5	4.05
Expected dividend yield (4)	0	0
Fair value:
Warrants	$1,352	$360

(1)	Risk-free interest rate - based on yield rates of non-index linked U.S. Federal Reserve treasury bonds.

(2)	Expected volatility - since the Company has been traded only since 2007, the volatility was computed according to that of comparable companies in the industry and/or sector.

(3)	Expected life - the expected life was based on the maturity date of the warrants.

(4)	Expected dividend yield - was based on the fact that the Company has not paid dividends to its shareholders in the past and does not expect to pay dividends to its shareholders in the future.

On the issuance date, In January 2010, the warrants' fair value amounted to $ 1,352. As of December 31, 2010, the fair value of the warrants amounted to $ 360.

7.
On December 1, 2010, the Company completed a private placement ("PIPE") offering with several investors. The Company received proceeds of approximately $ 2,240 net of placement agent fees and other offering expenses. Under the terms of the financing, the Company sold 2,500,000 units, consisting of an aggregate of 625,000 Ordinary shares, warrants to purchase up to an aggregate of 312,504 ordinary shares at an exercise price of $ 5.2 per share ("Series A Warrants") and warrants to purchase up to an aggregate of 156,250 Ordinary shares at an exercise price of $ 0.04 per share ("Series B Warrants"). Each unit was sold for a purchase price of $ 1.00. In addition, the Company granted additional warrants as finders' fee to purchase up to 15,626 Ordinary shares.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	SHARE CAPITAL (Cont.)

The Series A Warrants are exercisable immediately upon issuance, expire on December 1, 2015 and the exercise price is subject to potential future adjustment upon occurrence of various events, such as stock splits or dilutive issuances. On February 23, 2011, in connection with the financing transactions closed by the Company (see Note 16), the exercise price of the Series A Warrants was automatically adjusted thereof from $ 5.2 per share to $ 4.00 per share.

Each Series B Warrant will be automatically exercised on a cashless basis on the 33rd trading day following December 23, 2010, to a number of Ordinary shares equal to the amount of (a) the maximum number of Ordinary shares issuable under such Series B Warrant and (b) the quotient obtained by dividing (1) the difference between (a) $ 4.00 and (b) the greater of $ 3.2 and 80% of the average of the volume weighted average price for the 10 days immediately following December 23, 2010 and (2) $ 0.80.  In the event that 80% of the average of the volume weighted average price for the 10 days immediately following December 23, 2010 exceeds $ 4.00, the Series B Warrants terminate. These warrants were exercised after the balance sheet date.

The Company accounted for the Series A and B Warrants according to the provisions of ASC 815, "Derivatives and Hedging - Contracts in Entity's Own Equity", and based on certain terms of the warrants, classified them as liabilities, measured at fair value in each reporting period until they are exercised or expired, with changes in the fair values being recognized in the Company's statement of operations as financial income or expense.

The fair value of the Series A Warrants was measured using Monte Carlo simulation. The fair value was estimated taking into consideration (a) the possibility of the Company becoming privately owned and/or a possibility in which there is an all-cash transaction in the Company's shares, (b) the possibility that the Company will issue additional shares for a share price of under $ 4. In estimating the warrants' fair value, the Company used the following assumptions:

	Issuance date	December 31, 2010

Risk-free interest rate (1)	1.35%	1.93%
Expected volatility (2)	63%	63%
Expected life (in years) (3)	5	4.91
Expected dividend yield (4)	0	0
Fair value:
Warrants	$636	$539

(1)	Risk-free interest rate - based on yield rates of non-index linked U.S. Federal Reserve treasury bonds.
(2)	Expected volatility - since the Company has been traded only since 2007, the volatility was computed according to that of comparable companies in the industry and/or sector.
(3)	Expected life - the expected life was based on the maturity date of the warrants.
(4)	Expected dividend yield - was based on the fact that the Company has not paid dividends to its shareholders in the past and does not expect to pay dividends to its shareholders in the future.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	SHARE CAPITAL (Cont.)

The fair value of the Series B Warrants was measured using Monte Carlo simulation. In estimating the warrants fair value, the Company used the following assumptions:

	Issuance date	December 31, 2010

Risk-free interest rate (1)	0.29%	0.29%
Expected volatility (2)	65%	65%
Expected life (3)	48 days	40 days
Expected dividend yield (4)	0	0
Fair value:
Warrants	$563	$580

(1)	Risk-free interest rate - based on yield rates of non-index linked U.S. Federal Reserve treasury bonds.
(2)	Expected volatility - based on the volatility of the Company.
(3)	Expected life - the expected life was based on the maturity date of the warrants.
(4)	Expected dividend yield - was based on the fact that the Company has not paid dividends to its shareholders in the past and does not expect to pay dividends to its shareholders in the future.

On December 1, 2010, the fair value of the Series A Warrants and Series B Warrants amounted to $ 636 and $ 563, respectively. As of December 31, 2010, the fair value of the Series A Warrants and Series B Warrants amounted to $ 539 and $ 580, respectively.

On February 9, 2011, the Series B Warrants were automatically exercised on a cashless basis to 154,611 Ordinary shares. Upon the conversion of Series B Warrants, the fair value of Series B Warrants was classified as equity.

c.	Finders' fee warrants: Under finders' fee agreements, 39,344 warrants are outstanding as of December 31, 2010.

d.	Stock option plans:

1.	During 2001, the Company adopted the 2001 Israeli Share Option Plan ("the 2001 Plan"), pursuant to which options may be granted to the Company's officers, directors, employees and consultants.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	SHARE CAPITAL (Cont.)

Pursuant to the 2001 Plan, the Company has reserved a total of 94,170 shares for this plan and for any other option plans, which may be adopted by the Company in the future.

In March 2003, the Company adopted the 2003 Israeli Share Option Plan ("the 2003 Plan"), pursuant to which options may be granted to the Company's officers, directors, employees and consultants. Pursuant to the 2003 Plan, the Company has reserved an additional 47,085 shares for the 2003 Plan and for any other share option plans that have previously been, or in the future may be, adopted by the Company.

In March 2005, the Company's board of directors approved an increase in the shares available under the 2003 Plan from 100,448 shares to a total of 241,703 shares (including the 94,170 shares reserved under the 2001 Plan).

In July 2006, the Company adopted the 2006 Israeli Share Option Plan ("the 2006 Plan"), pursuant to which options may be granted to the Company's directors, employees, consultants and service providers. Pursuant to the 2006 Plan, the Company has reserved an additional 113,006 shares for the 2006 Plan and for any other share option plans that have previously been, or in the future may be, adopted by the Company. In November 2007, the Company approved an additional 125,000 shares for the 2006 Plan.

In December 2009, the Company approved an additional 375,000 Ordinary shares for the 2006 Plan.

The total number of options authorized for grant under the plans amounted to 854,707. As of December 31, 2010, an aggregate of 204,718 options of the Company are available for future grants.

Options granted under the 2001 and 2003 Plans typically vest, as set forth in each optionee's option agreement, over three years. Options granted under the 2006 Plan typically vest, as set forth in each optionee's option agreement, over 4 years. All options are exercisable until ten years from the grant of the option. Any options which are forfeited or unexercised become available for future grants. The exercise price equals the share price on the grant date.

2.
In September 2005, the Company's board of directors approved the acceleration of the vesting of 1,319 unvested options, held by a former employee. As a result, the Company recorded additional compensation costs of $ 12.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	SHARE CAPITAL (Cont.)

3.	A summary of the Company's stock option activity and related information for the year ended December 31, 2010, is as follows:

	Number of options	Weighted-average exercise price	Weighted- average remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2010	543,715	$12.56
Granted	51,750	$6.4
Exercised	31,624	$-
Forfeited	79,777	$18.44
Outstanding at December 31, 2010	484,064	$11.72	7.64	$10

Vested or expected to vest	467,340	$11.76	7.92	$10

Exercisable at December 31, 2010	276,560	$14.04	7.23	$10

The weighted-average grant-date fair value of options granted during the twelve months ended December 31, 2010, 2009 and 2008 was $ 3.76, $ 4.96 and $ 12.56, respectively. The aggregate intrinsic value in the table above represents the total intrinsic value (the difference between the fair market value of the Company's Ordinary shares on December 31, 2010 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2010. This amount changes based on the fair market value of the Company's shares. During the year ended December 31, 2010, 31,624 options were exercised. As of December 31, 2010, there was $ 894 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company's stock option plans. The cost is expected to be recognized over a weighted average period of 2.57 years.

In October 2010, the board of directors of the Company approved the grant of 2,250 restricted shares.

As of December 31, 2010, 1,125 restricted shares of employees are outstanding.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	SHARE CAPITAL (Cont.)

The following table summarizes information about options to employees outstanding at December 31, 2010 under the Plans:

Exercise price	Options outstanding at December 31, 2010	Weighted average remaining contractual life (years)	Weighted average exercise price	Options exercisable at December 31, 2010	Average exercise price of options exercisable

$0	2,720	3.28	$0	2,720	$0
$0.04-8.2	292,841	8.97	$7.84	118,779	$8.28
$8.48-18.8	130,202	6.3	$14.4	99,395	$14.76
$21.8-26.36	47,411	3.87	$24.36	45,059	$24.4
$28.396-35.2	10,890	6.20	$32.36	10,607	$32.48

	484,064			276,560

In November 2009, the board of directors of the Company approved the grant of 16,250 Ordinary shares to one of Company's executive officers for no consideration, the total fair value of the shares is $ 133.

The following table sets forth the total stock-based compensation expense resulting from stock options granted to employees and directors included in the Company's consolidated statement of operations, excluding options granted on RG's shares:

	Year ended December 31,
	2010	2009

Research and development costs, net	$213	$269
Marketing and business development expenses	272	584
General and administrative expenses	242	519
Cost of goods sold	11	-

Total stock-based compensation expense	$738	$1,372

The total stock-based compensation expense resulting from stock options granted on RG's shares is $ 939, were recorded under non-controlling interests.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 11:-	SHARE CAPITAL (Cont.)

e.	Options issued to non-employees:

1.	The Company's outstanding options to non-employees as of December 31, 2010, are as follows:

Issuance date	Options for Ordinary shares	Exercise price	Options exercisable	Exercisable through

April 2002	7,716	$-	7,716	April 2012
May 2002	2,572	$-	2,572	May 2012
July 2002	2,572	$-	2,572	July 2012
September 2002	2,913	$14.6	2,913	September 2012
September 2002	1,884	$-	1,884	September 2012
January 2004	628	$-	628	January 2014
November 2004	3,557	$-	3,557	November 2014
December 2004	628	$-	628	December 2014
August 2006	942	$26.36	942	August 2016
July 2007	9,735	$29.20	7,908	July 2017
July 2007	2,500	$27.36	2,029	July 2017
November 2007	6,250	$23.84	4,687	November 2017
January 2008	3,750	$22.80	2,578	January 2018
August 2008	6,250	$15.20	3,515	August 2018

	51,897		44,129

As of December 31, 2010, there was $ 8 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company's stock option plans. The cost is expected to be recognized over a weighted average period of 0.01 years.

2.
The Company had accounted for its options to non-employees under the fair value method of ASC 718 and ASC 505-50. The fair value of options granted with an exercise price of $ 0, was equal to the share price at the date of grant.

3.
The total stock-based compensation expense resulting from stock options granted to non-employees included in the Company's consolidated statement of operations were $ 19 and $ 52 for the years ended December 31, 2010 and 2009, respectively.

4.	Options to purchase 628 Ordinary shares at an exercise price of $ 0, which were granted in January 2004, were exercised during 2009.

5.	Options to purchase 31,624 Ordinary shares at an exercise price of $ 0, which were granted during the years 2003-2010, were exercised during 2010.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	INCOME TAXES

a.	Measurement of taxable income under the Income Tax (Inflationary Adjustments) Law, 1985:

Results for tax purposes in Israel are measured and reflected in real terms in accordance with the change in the Consumer Price Index (CPI) until the end of 2007. As explained in Note 2b, the consolidated financial statements are presented in dollars. The differences between the change in the Israeli CPI and in the NIS/dollar exchange rate causes a difference between taxable income or loss and the income or loss before taxes reflected in the consolidated financial statements. In accordance with paragraph 9(f) of ASC 740 (formerly: SFAS No. 109, "Accounting for Income Taxes"), the Company has not provided deferred income taxes on this difference between the reporting currency and the tax bases of assets and liabilities.

In February 2008, the "Knesset" (Israeli parliament) passed an amendment to the Income Tax (Inflationary Adjustments) Law, 1985, which limits the scope of the law starting 2008 and thereafter. Starting 2008, the results for tax purposes are measured in nominal values, excluding certain adjustments for changes in the Israeli CPI carried out in the period up to December 31, 2007. The amendment to the law includes, inter alia, the elimination of the inflationary additions and deductions and the additional deduction for depreciation starting 2008.

b.	Tax benefits under Israel's Law for the Encouragement of Industry (Taxes), 1969 ("the Tax Law"):

The Company is currently qualified as an "industrial company", as defined by the Tax Law, and as such, is entitled to certain tax benefits, mainly amortization of costs relating to know-how and patents over eight years, the right to claim public issuance expenses over three years, and accelerated depreciation.

c.	Tax benefits under the Law for the Encouragement of Capital Investments, 1959 ("the Law"):

The Company's production facilities in Israel have been granted "Approved Enterprise" status under the Law currently under separate investment programs. Pursuant to the Law, the Company elected the "Alternative Benefits Track" and has waived Government grants in return for tax exemption.

The main benefit arising from such status is the reduction in tax rates on income derived from "Approved Enterprises". Consequently, the Company is entitled to a two-year tax exemption and five years of tax at a reduced rate (25%).

Additionally, if the Company becomes a "foreign investors company", as defined by the Law, as such it will be entitled to a reduced tax rate of 10%-25% (based on the percentage of foreign ownership in each tax year) and an extension of three years for the benefit period. Since the Company has had no taxable income, the benefits have not yet commenced for any of the programs.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	INCOME TAXES (Cont.)

The period of tax benefits, detailed above, is subject to a limit of 12 years from the commencement of production, or 14 years from the approval date, whichever is earlier. The year's limitation does not apply to the exemption period.

The entitlement to the above benefits is conditional upon the Company's fulfilling the conditions stipulated by the Law, regulations published thereunder and the letters of approval for the specific investments in "Approved Enterprises". In the event of failure to comply with these conditions, the benefits may be canceled and the Company would be required to refund the amount of tax benefits, plus a consumer price index linkage adjustment and interest.

As of December 31, 2010, management believes that the Company will be able to meet all of the aforementioned conditions.

If these retained tax-exempt profits attributable to the "Approved Enterprise" are distributed in a manner other than in the complete liquidation of the Company, they would be taxed at the corporate tax rate at the applicable rate (10%-25%) in respect of the gross amount of the amount that the Company distributed. The Company is required to withhold tax at the source at a rate of 15% from any dividends distributed from income derived from the Approved Enterprise.

Income from sources other than the "Approved Enterprise" during the benefit period will be subject to tax at the regular corporate tax rate.

On April 1, 2005, an amendment to the Law came into effect ("the Amendment") and has significantly changed the provisions of the Law. The Amendment limits the scope of enterprises, which may be approved by the Investment Center by setting criteria for the approval of a facility as a Beneficiary Enterprise such as provision generally requiring that at least 25% of the Beneficiary Enterprise's income will be derived from export. Additionally, the Amendment enacted major changes in the manner in which tax benefits are awarded under the Law so that companies no longer require Investment Center approval in order to qualify for tax benefits.

If the Company pays a dividend out of income derived from the Beneficiary Enterprise during the tax exemption period, such income will be subject to corporate tax at the applicable rate (10%-25%) in respect of the gross amount of the dividend that the Company may be distributed. The Company is required to withhold tax at the source at a rate of 15% from any dividends distributed from income derived from the Beneficiary Enterprise. Under the Amendment, the benefit period for the Company will be extended until the earlier of (1) seven years from the commencement year or (2) twelve years from the first day of the year of election. This period may be extended for a Beneficiary Enterprise owned by a "foreign investor's company" during all or part of the benefit period.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	INCOME TAXES (Cont.)

However, the Amendment provides that terms and benefits included in any letter of approval already granted will remain subject to the provisions of the Law as they were on the date of such approval.

As of December 31, 2010, the Company did not generate income under the Law prior to and after the Amendment.
Amendments to the Law:

In December 2010, the "Knesset" (Israeli Parliament) passed the Law for Economic Policy for 2011 and 2012 (Amended Legislation), 2011, which prescribes, among others, amendments to the Law. The amendment became effective as of January 1, 2011. According to the amendment, the benefit tracks in the Law were modified and a flat tax rate applies to the Company's entire preferred income. The Company will be able to opt to apply (the waiver is non-recourse) the amendment and from then on it will be subject to the amended tax rates that are: 2011 and 2012 - 15% (in development area A - 10%), 2013 and 2014 - 12.5% (in development area A - 7%) and in 2015 and thereafter - 12% (in development area A - 6%).

The Company examined the possible effect of the amendment on the financial statements, if at all, and at this time do not believe it will opt to apply the amendment.

d.	Tax rates applicable to the income of the Company:

Taxable income of the Company is subject to tax at the rate of 27% in 2008, 26% in 2009 and 25% in 2010.

In July 2009, the Knesset passed the Law for Economic Efficiency (Amended Legislation for Implementing the Economic Plan for 2009 and 2010), 2009, which prescribes, among others, an additional gradual reduction in the rates of the Israeli corporate tax and real capital gains tax, commencing 2011, to the following tax rates: 2011 - 24%, 2012 - 23%, 2013 - 22%, 2014 - 21%, 2015 - 20%, 2016 and thereafter - 18%.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	INCOME TAXES (Cont.)

e.	Deferred income taxes:

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets are as follows:

	December 31,
	2010	2009
Tax asset in respect of:
Operating loss carryforward and deductions	$17,249	$14,411
Reserves, allowances and other	60	49

Net deferred tax asset before valuation allowance	17,309	14,460
Valuation allowance	(17,309)	(14,460)

Net deferred tax asset	$-	$-

As of December 31, 2010 and 2009, the Company has provided valuation allowances of $ 17,309 and $ 14,460, respectively, in respect of deferred tax assets resulting from tax loss carryforward and other temporary differences. Management currently believes that since the Company has a history of losses it is more likely than not that the deferred tax regarding the loss carryforward and the other temporary differences will not be realized in the foreseeable future.

f.
The main reconciling item between the statutory tax rate of the Company and the effective tax rate is the recognition of valuation allowances in respect of deferred taxes relating to accumulated net operating losses carried forward among the various subsidiary worldwide due to the uncertainty of the realization of such deferred taxes and the effect of the "Approved Enterprise".

g.	Net operating losses carryforward:

The Company has estimated accumulated losses for tax purposes as of December 31, 2010, in the amount of approximately $ 70,633 which may be carried forward and offset against taxable income in the future for an indefinite period. The Company's subsidiary in Israel has estimated accumulated losses for tax purposes as of December 31, 2010, in the amount of approximately $ 448 which may be carried forward and offset against taxable income in the future for an indefinite period.  The Company's subsidiary in the United States has estimated total available carryforward tax losses as of December 31, 2010 of approximately $ 7,129 to offset against future tax profits for periods of 20 years.

h.	Income taxes for the twelve months ended December 31, 2010 and 2009:

The Company and its subsidiaries  have not recorded any tax expenses during the twelve months ended December 31, 2010 and 2009, as the Company has losses.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 12:-	INCOME TAXES (Cont.)

i.
The Company adopted the provisions of ASC 740 for uncertain tax positions on January 1, 2007, and there was no effect on the financial statements. As a result, the Company did not record any cumulative effect related to adopting ASC 740 for uncertain tax positions. The Company did not record a liability deriving from the implementation of ASC 740 for uncertain tax positions.

NOTE 13:-	FINANCIAL EXPENSES (INCOME)

	Year ended December 31,
	2010	2009	2008

Financial income:
Interest income on short-term deposits	$(26)	$(87)	$(185)
Interest and realized gain on marketable securities	(297)	(45)	* (6,115)
Foreign currency adjustments gains and other	(494)	(33)	-
Revaluation of warrants related to share purchase agreement	(1,072)	-	-

	(1,889)	(165)	(6,300)
Financial expenses:
Bank and interest expenses	39	107	109
Foreign currency adjustments losses	473	-	11
Realized loss on marketable securities	-	13	13
Impairment of investment in marketable securities	-	-	631
Loss related to derivative instruments	-	-	87
Issuance cost derived from warrants related to share purchase agreement	244
Others	79	-	-

	835	120	851

	$(1,054)	$(45)	$(5,449)

*	Including the reversal of impairment of the ARS securities in the amount of $ 5,640.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14 – SEGMENT REPORTING

The Company’s segment information has been prepared in accordance with ASC Topic 280, “Segment Reporting.” Operating segments are defined as components of an enterprise engaging in business activities about which separate financial information is available that is evaluated regularly by the Company’s chief operating decision-maker in deciding how to allocate resources and assess performance. The Company’s chief operating decision-maker is its chief executive officer, who evaluates the Company’s performance and allocates resources based on segment operating Loss.

As a result of the establishment of Rosetta Green during 2010 (See Note 1d) the Company operates in 2 operating segments:

Rosetta Genomics Ltd –

Development of microRNA-based molecular diagnostics. The company's integrative research platform combining bioinformatics and state-of-the-art laboratory processes has led to the discovery of hundreds of biologically validated novel human microRNAs. Building on its strong patent position and proprietary platform technologies, Rosetta Genomics is working on the application of these technologies in the development of a full range of microRNA-based diagnostic tools. The company's microRNA-based tests, miRview(TM) squamous, miRview(TM) mets, miRview(TM) mets(2) and miRview(TM) meso, are commercially available through its Philadelphia-based CAP-accredited, CLIA-certified lab.

The Company holds a wholly-owned subsidiary in the U.S., Rosetta Genomics Inc. The principal business activity of the subsidiary is to commercialize the Company's products, perform and develop tests in its CLIA approved laboratory and expand the business development of the Company in the U.S.

Rosetta Green Ltd. ("RG").

Development of improved plant traits using innovative genes called microRNAs for the agriculture and biofuel industries. The Company specializes in the identification and use of these unique genes that function as “main bio-switches” to control key processes in major crops such as corn, wheat, rice, soybean, cotton, canola and algae. Rosetta Green’s current trait development portfolio includes improved abiotic stress tolerance, increased yield,  improved nitrogen use efficiency, improved cotton fiber quality, increased yield for canola and soybean, increased oil content in algae, castor bean and canola  for the biofuel industry and improved algal traits for various industrial applications.

Expenses included in segment operating loss consist principally of research and development, business development costs and general and administrative. Certain general and administrative expenses, stock-based compensation and a portion of depreciation and amortization are specifically allocated to specific segments as management believes they are directly attributable to specific segment.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 14 – SEGMENT REPORTING (cont.)

The table below present financial information for the Company’s two reportable segments for the year ended December 31, 2010.

	Rosetta Genomics Ltd.	Rosetta Green	Consolidation

Revenues from external customers	$279	$-	$279
Research and development expense	$5,707	$779	$6,486
Operating Loss	$13,915	$1,742	$15,657
Financial income, net	$1,031	$23	$1,054
Depreciation and amortization	$415	$13	$428
Segment assets	$4,697	$596	$5,293

In 2010, one customer accounted for 80% of the Company's revenues related to the development of microRNA-based molecular diagnostics segment.

NOTE 15:-	RELATED PARTY TRANSACTIONS

a.
In June 2003, the Company entered into a license agreement with a shareholder of the Company to use its intellectual property for a period of 20 years for consideration of up to $ 100. During the years 2010, 2009 and 2008, expenses of $ 0, $ 80 and $ 0 were recorded, respectively.

As of December 31, 2010, the Company has no further obligation in connection with this transaction.

b.
On December 24, 2008, the Company entered into an Exclusive Testing and Administrative Services Agreement with another company, pursuant to which the other company has the exclusive right to distribute the Company's current diagnostic tests in Turkey and Israel. One of the Company's directors has served as Vice Chairman and Chairman of the Research and Development Committee in the other company's board of directors since 1991. In 2010 and 2009, the Company received $ 23 and $24 under this agreement, respectively.

ROSETTA GENOMICS LTD. AND ITS SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 16:-	SUBSEQUENT EVENTS

a.
On February 23, 2011, the Company completed a concurrent private placement and registered direct offering. The Company has received proceeds of approximately $ 5.5 million net of placement agent fees and other offering expenses.

Under the terms of the private placement, the Company has sold 1,135,417 Ordinary shares at a price of $ 2.4 per share. The purchasers in the private placement also received warrants to purchase up to an aggregate of 851,566 Ordinary shares at an exercise price of $ 3.2 per share ("the private Placement Warrants"). The Private Placement Warrants are exercisable immediately upon issuance and have a term of five years.

Under the terms of the registered direct offering, the Company has sold 1,364,668 Ordinary shares at a price of $ 2.4 per share. The purchasers in the registered direct offering also received warrants to purchase up to an aggregate of 682,338Ordinary shares at an exercise price of $ 3.2 per share ("the Registered Direct Warrants"). The Registered Direct Warrants are exercisable immediately upon issuance and have a term of five years.

b.	Initial public offering ("IPO") of Rosseta Green Ltd. in Israel:

On February 23, 2011, Rosetta Green Ltd.  closed an IPO in Israel pursuant to which RG's shares will trade on the Tel Aviv Stock Exchange (TASE) under the ticker symbol, "RSTG" beginning on February 23, 2011.

Rosetta Green Ltd.  raised gross proceeds of NIS 21,900,960 ($ 6,060) in the IPO and sold 136,200 units at NIS 160.8 ($ 44.51) per unit, with each unit comprised of 25 Ordinary shares, 25 Warrants 1 and 25 Warrants 2 for an aggregate of 3,405,000 Ordinary shares, 3,405,000 Warrants 1 and 3,405,000 Warrants 2. The Warrants 1 are exercisable at NIS 8.04 ($ 2.23) until February 8, 2013 and the Warrants 2 are exercisable at NIS 9.65 ($ 2.67) until February 8, 2015. Following the IPO, RG will have 9,905,000 shares outstanding and the Company will hold a 50.03% ownership position in RG. The net proceeds from RG's IPO after offering fees amounted to 18,694 NIS in thousand ($ 5,174).

c.	Reverse stock split

On July 6, 2011, the Company effected a one-for-four reverse split of its share capital, which is referred to herein as the reverse stock split.  As a result of the reverse stock split, every four ordinary shares issued and outstanding prior to the opening of trading on July 7, 2011 were consolidated into one issued and outstanding share, with a change in the nominal par value per share from NIS 0.01 to NIS 0.04.  Unless otherwise noted, all share information and price per share information in this report reflects the reverse stock split.

All Ordinary shares, options and per share amounts have been adjusted to give retroactive effect to this reverse split for all periods presented.